Exhibit 99.1

IsoEnergy Completes Bought Deal Financing

All monetary amounts are expressed in Canadian Dollars, unless otherwise indicated.

TORONTO, June 24, 2025 /CNW/ - IsoEnergy Ltd. (NYSE American: ISOU) (TSX: ISO) (the "Company" or "IsoEnergy") is pleased to announce that it has closed its previously announced bought deal financing, pursuant to which the Company sold 5,121,500 common shares of the Company ("Common Shares") at a price of C$10.00 per Common Share (the "Offering Price") for gross proceeds of C$51,215,000 (the "Offering"), which includes the partial exercise of the over-allotment option. The Offering was conducted by a syndicate of underwriters, led by Stifel Nicolaus Canada Inc. and Canaccord Genuity Corp. (the "Underwriters").

The proceeds from the Offering are expected to be used to fund the continued development and further exploration of the Company's mineral properties, and for general corporate purposes.

NexGen Energy Ltd. ("NexGen"), an existing insider of the Company, purchased 1,200,000 Common Shares in the Offering at the Offering Price. After giving effect to the Offering, NexGen is expected to own approximately 30.9% of the issued and outstanding Common Shares. No commission or other fee is payable to the Underwriters in connection with the sale of Common Shares to NexGen.

NexGen's participation in the Offering constitutes a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is exempt from the requirement to obtain a formal valuation or minority shareholder approval in connection with the Offering under MI 61-101 in reliance on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 due to the fair market value of the Offering being below 25% of the Company's market capitalization for purposes of MI 61-101. The Company was not able to file a material change report 21 days prior to the closing date of the Offering as a result of the closing date. The Offering was approved by the board of directors of the Company with each of Messrs. Curyer, Patricio and McFadden having disclosed his interest in the Offering and abstaining from voting in respect thereof. The Company has not received, nor has it requested a valuation of its securities or the subject matter of the Offering in the 24 months prior to the date hereof.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and applicable state securities laws.

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource. IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Disclosure regarding forward-looking statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". This forward-looking information may relate to the Offering, including statements with respect to the anticipated use of the proceeds from the Offering; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, the price of uranium; and that general business and economic conditions will not change in a materially adverse manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis or annual information form and IsoEnergy's other filings with the Canadian securities regulators and the United States Securities and Exchange Commission which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For further information, please contact: IsoEnergy Ltd., Philip Williams, CEO and Director, (833) 572-2333, info@isoenergy.ca

CO: IsoEnergy Ltd.

CNW 08:59e 24-JUN-25